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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            --------------------
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 SCHEDULE 14D-1
                               (Amendment No. 4)
                               (Final Amendment)

                                      AND

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                            --------------------

                      BALCOR EQUITY PROPERTIES LTD. - VIII
                           (Name of Subject Company)

                 WALTON STREET CAPITAL ACQUISITION CO., L.L.C.
                               WIG VIII PARTNERS
                           FMG ACQUISITION I, L.L.C.
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                         LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                    (CUSIP Number of Class of Securities)

                            --------------------

                            Edward J. Schneidman
                                John R. Sagan
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                           Chicago, Illinois 60603
                               (312) 782-0600

            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
================================================================================

CUSIP No.:  None                                   14D-1/13D

1.   Name of Reporting Person:  WIG VIII Partners
     S.S. or I.R.S. Identification Nos. of Above Person:   36-4050724

-------------------------------------------------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

-------------------------------------------------------------------------------------------------------------------------

3.   SEC Use Only:

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4.   Sources of Funds:  WC, AF, OO

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

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6.   Citizenship or Place of Organization:  Delaware

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   2,096.5 Interests

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

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9.   Percent of Class Represented by Amount in Row (7):   Approximately 7.0% of the Interests outstanding as of
     September 30, 1995.

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10.  Type of Reporting Person:  PN

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

CUSIP No.:  None                                   14D-1/13D

1.   Name of Reporting Person:  Walton Street Capital Acquisition Co., L.L.C.
     S.S. or I.R.S. Identification Nos. of Above Person:   36-4048971

-------------------------------------------------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

-------------------------------------------------------------------------------------------------------------------------

3.   SEC Use Only:

-------------------------------------------------------------------------------------------------------------------------

4.   Sources of Funds:  AF, OO

-------------------------------------------------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

-------------------------------------------------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   2,096.5 Interests

-------------------------------------------------------------------------------------------------------------------------

8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

-------------------------------------------------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row (7):   Approximately 7.0% of the Interests outstanding as of
     September 30, 1995.

-------------------------------------------------------------------------------------------------------------------------

10.  Type of Reporting Person:  OO

-------------------------------------------------------------------------------------------------------------------------



CUSIP No.:  None                                   14D-1/13D

1.   Name of Reporting Person:  FMG Acquisition I, L.L.C.
     S.S. or I.R.S. Identification Nos. of Above Person:

-------------------------------------------------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

-------------------------------------------------------------------------------------------------------------------------

3.   SEC Use Only:

-------------------------------------------------------------------------------------------------------------------------

4.   Sources of Funds:  AF

-------------------------------------------------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

-------------------------------------------------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   2,096.5 Interests

-------------------------------------------------------------------------------------------------------------------------

8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

-------------------------------------------------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row (7):   Approximately 7.0% of the Interests outstanding as of
     September 30, 1995.

-------------------------------------------------------------------------------------------------------------------------

10.  Type of Reporting Person:  OO

-------------------------------------------------------------------------------------------------------------------------

CUSIP No.:  None                                   14D-1/13D

1.   Name of Reporting Person:  Insignia Financial Group, Inc.
     S.S. or I.R.S. Identification Nos. of Above Person:

-------------------------------------------------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group:                                                          (a)   [x]
                                                                                                                (b)   [ ]

-------------------------------------------------------------------------------------------------------------------------

3.   SEC Use Only:

-------------------------------------------------------------------------------------------------------------------------

4.   Sources of Funds:  WC

-------------------------------------------------------------------------------------------------------------------------

5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f):                             [ ]

-------------------------------------------------------------------------------------------------------------------------

6.   Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------------------------------------------------

7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   2,096.5 Interests

-------------------------------------------------------------------------------------------------------------------------

8.   Check if the Aggregate in Row (7) Excludes Certain Shares:                                                       [ ]

-------------------------------------------------------------------------------------------------------------------------

9.   Percent of Class Represented by Amount in Row (7):   Approximately 7.0% of the Interests outstanding as of
     September 30, 1995.

-------------------------------------------------------------------------------------------------------------------------

10.  Type of Reporting Person:  CO

-------------------------------------------------------------------------------------------------------------------------



                       Amendment No. 4 to Schedule 14D-1

                                  Schedule 13D

     This Amendment No. 4 constitutes (i) the final Amendment to the Tender Offer Statement on Schedule 14D-1 filed by Walton Street Capital Acquisition Co., L.L.C., a Delaware limited liability company (the "Purchaser"), with the Commission on November 16, 1995, as amended by Amendment No. 1 filed with the Commission on November 21, 1995, Amendment No. 2 filed with the Commission on December 5, 1995 and Amendment No. 3 filed with the Commission on December 19, 1995; and (ii) the Statement on Schedule 13D of the Purchaser, WIG VIII Partners, FMG Acquisition I, L.L.C. and Insignia Financial Group, Inc. All capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase dated November 16, 1995 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase dated December 5, 1995 (the "First Supplement") and the related Letter of Acceptance (the "Letter of Acceptance," which together constitute the "Offer").

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby amended by the following:

     (a) - (b)      At 5:00 p.m., Eastern Standard Time, on Friday, December
22, 1995, the Offer expired pursuant to its terms. Based on information provided by the Depositary, a total of 2,096.5 Interests, representing approximately 7.0% of the outstanding Interests, were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment all such Interests at the purchase price of $165 per Interest in cash.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (g)(1) Agreement of Joint Filing, dated January 3, 1996, among the Purchaser, WIG VIII Partners, FMG Acquisition I, L.L.C. and Insignia Financial Group, Inc.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 1996.                   WALTON STREET CAPITAL ACQUISITION CO., L.L.C.

                                           By:  /s/ Neil Bluhm
                                                ----------------------------------------------
                                                Neil Bluhm
                                                Manager


                                           By:  /s/ Ira Schulman
                                                ----------------------------------------------
                                                Ira Schulman
                                                Manager


                                           By:  /s/ William Abrams
                                                ----------------------------------------------
                                                William Abrams
                                                Manager


                                           By:  /s/ Jeffrey Quicksilver
                                                ----------------------------------------------
                                                Jeffrey Quicksilver
                                                Manager


                                           WIG VIII PARTNERS
                                           By:  Walton Street Capital Acquisition Co., L.L.C.


                                           By:  /s/ Ira Schulman
                                                ----------------------------------------------
                                                Ira Schulman
                                                Managing Principal


                                           FMG ACQUISITION I, L.L.C.


                                           By:  /s/ Jeffrey Goldberg
                                                ----------------------------------------------
                                                Jeffrey Goldberg
                                                In his capacity as Manager


                                           INSIGNIA FINANCIAL GROUP, INC.


                                           By:  /s/ Ronald Uretta
                                                ----------------------------------------------
                                                Ronald Uretta
                                                Chief Financial Officer

                                 EXHIBIT INDEX


                                                                                                             Sequentially
                                                                                                                Numbered
Exhibit        Description                                                                                       Page
--------       -----------                                                                                  -------------
99(g)(1)       Agreement of Joint Filing, dated January 3, 1996, among the Purchaser, WIG VIII Partners,
               FMG Acquisition I, L.L.C. and Insignia Financial Group, Inc.                                          9
